

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2011

<u>Via E-mail</u>
Ms. Lin Deng
Chief Financial Officer
China Green Creative, Inc.
24/F, Unit 3 Great China International Square
No. 1 Fuhua Road, Futian District
Shenzhen, Guandong Province, China

> **Re: China Green Creative, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **Filed May 23, 2011**
> **File No. 333-147084**

Dear Ms. Deng:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

<u>Item 1. Business, page 1</u>

<u>General Description of Business, page 1</u>
<u>Product Delivery, page 2</u>

1.   Your disclosure states that to save time, transportation and storage costs, your suppliers ship products directly to regional distributors. Please explain the following:

- As it appears from your disclosure that you do not take physical possession of inventory quantities purchased from suppliers, please address your consideration of the factors identified in ASC 605-45-45 regarding your presentation of these sales on a gross basis. Please provide us with an analysis supporting your gross presentation conclusion.

- We note that while you state you do not take possession of inventories, you appear to have inventory amounts reflected on your balance sheet. Please tell us the nature of these inventories and whether you hold legal title and physical possession of the underlying quantities.
- You state on page three that you have a production facility and that some inventories were produced in 2010. Please tell us and disclose the nature of the products you have produced in 2010 at this facility.
- We note in your critical accounting policies that you recognize "trading revenue". Please describe the nature of your trading activities in your disclosures and clarify whether or not your business model is that of a "broker".
- Please clarify for us and in your filings whether your regional distributors are related or independent third parties.

Item 1A. Risk Factors, page 5

Risks Relating to the People's Republic of China, page 7

2. As you disclose various restrictions relating to the conversion of currencies and disposition of assets in China, please revise your filing to provide "parent only" financial information in your document. Please refer to Rule 5-04 of Regulation S-X.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Critical Accounting Policies, page 13

3. We note that you provide supporting services in addition to providing the use of your "Gen+Me" trademark for a continuing management fee. Please explain to us and disclose in future filings, the nature of such supporting services.

Results of Operations, page 14

Sale of Consumer Products, page 14

4. You state that for reasons of credit risk management, you tightened your credit control on sales to Beijing Shanghan. Please address the following regarding these sales and related accounts receivable:

- Please explain the factors to us and in your filing which gave rise to the tightening of credit for this customer.

- We note that you established an allowance for doubtful accounts in 2009 related to accounts receivable due from Beijing Shanghan. Please explain why you recognized revenue on your 2010 sales of $208,391 to this customer. It is unclear why you believed the amounts sold in 2010 were reasonably assured of collection, given the allowance established in 2009.
- Please tell us when exactly in 2009 you established your allowance for doubtful accounts for Beijing Shanghan.
- We note elsewhere in your document that Beijing Shanghan is a director and shareholder of the company. Please tell us the name of the specific person who is the director and also their relationship and capacity at Beijing Shanghan. Also tell us whether or not this director of your company controls Beijing Shanghan.
- Please modify your disclosures under Item 10 of your document to include the name of the Beijing Shanghan Director.

Cost of Sales and Gross Profit, page 15

5.   Please tell us, and disclose in future filings, the main cost drivers for the regional distribution rights segment and how such costs impact your gross profit from period-to-period.

General and Administrative Expenses, page 15

6.   Your disclosure indicates that in September 2009, the company completed a reverse takeover transaction. Please tell us and expand your disclosures to discuss the details of this transaction including the parties involved and the consideration exchanged. We may have further comments.

7.   Please explain to us the reason you have classified the valuation allowance on your deferred tax asset as a general and administrative expense. It appears to us that this item should be classified within your provision for income taxes. Please advise or revise.

8.   You mention in your discussion that there was "a net increase in accounts receivable provision of $483,295." Please tell us how this reconciles with the increase in the allowance for doubtful accounts of $3,074,090, from December 31, 2009 to December 31, 2010, as disclosed in Note 4 to your financial statements.

Liquidity and Capital Resources, page 16

9.   Your disclosures indicate an increase in cash and cash equivalents of $66,873. It appears from your balance sheet that your cash position decreased. We note a similar presentation in your Consolidated Statements of Cash Flows. Please modify your cash flow statement and liquidity discussion accordingly.

10.   In future filings, please provide a discussion of the related party who represents 99% of your gross accounts receivable at December 31, 2010 and the impact to your liquidity and results of operations of having a full allowance against such receivables.

11.   In future filings, please revise your disclosure to address your development of a production facility/manufacturing base in Anyi County, Jiangxi Province, China, as stated on page 3, including disclosure of how much the facility is expected to cost, how much you have incurred to date, how much you have incurred for each period presented, and how much you expect to spend over the next 12 months.

Item 9A. Controls and Procedures, page 17
Internal Control Over Financial Reporting, page 17

12.   We note that you conduct substantially all of your operations outside of the United States. In addition, your risk factor on page 8 states that you "may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards." In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

In connection with your process to determine that your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

Please clarify how you maintain your books and records and prepare your financial statements.

- If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.
- If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

We note that your Board of Directors serves as your audit committee. Please tell us if you have an audit committee financial expert. If so, please describe his or her qualifications, including the extent of his or her knowledge of U.S. GAAP and internal control over financial reporting. If you do not identify an audit committee financial expert in your filings, please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 22

13.   We note you disclose an advance to a Director who is also your CEO. It is unclear why this advance is necessary in the ordinary course of your business. Please provide us with an understanding of the business transactions you engage in, such that your CEO requires a cash advance. Please also tell us how you have complied with Section 13(k) of the Exchange Act.

Item 15. Exhibits and Financial Statement Schedules, page 25

Consolidated Statements of Operations, page 29

14.   We note that you exclude depreciation expense from your presentation of cost of sales. Given this, please remove the gross profit line item and all references to gross profit in your document, or otherwise modify your cost of sales to include an appropriate amount of depreciation expense. Refer to SAB Topic 11B.

Note 6 – Prepaid Expenses and Other Receivables, page 38

15.   Please tell us and disclose in future filings how you determined that prepaid expenses and other receivables attributable to Beijing Shanghan International Trading Limited are recoverable in light of the uncollectible status of your trade accounts receivable due from this entity. Please provide this information as of December 31, 2010 and March 31, 2011.

Note 10 – Deferred Tax Assets, page 40

16.   We note you have recorded deferred tax assets for various timing differences between U.S. GAAP and PRC tax practice. Please provide us with an analysis of the specific differences you have recognized and an understanding of the specific reason for the difference.

17.   Please also explain why your gross deferred tax asset balances did not change in 2010. For instance, we note that you disclose a deferred tax asset for depreciation and amortization timing differences. It appears you continued to depreciate assets for book purposes in 2010.

Note 12 – Other Liabilities, page 41

18.   We note your disclosure which indicates the bank borrowings matter was satisfied and the litigation was closed. Please clarify to us and in your disclosure, whether the

company paid the outstanding amount or otherwise explain how the amount owed was
satisfied. We note your Statement of Cash Flows does not indicate the amount was paid.
To the extent this liability was paid by or otherwise transferred to your guarantor, please
explain why you have not reflected the debt settlement as a capital contribution.

Note 14 – Accrued Expenses and Other Payables, page 41

19.   Please tell us and disclose in future filings, the specific types of other expense and
        accounts payable the company has incurred outside the normal course of business
        operations, as indicated in your footnote.

Note 22 – Contingencies and Commitments, page 45

20.   Please tell us and revise future filings to clarify the nature of your capital commitment.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Item 1. Financial Statements, page 3

Note 4 – Accounts Receivable, page 8

21.   It appears that you recognized revenue during the three months ended March 31, 2011
        from Beijing Shanghan International Trading Limited. It appears that you previously
        determined that receivables due from this company are not collectible resulting in the
        substantial allowance for doubtful accounts related to this related party.   In this regard,
        please explain to us how you determined that your recognition of revenue complies with
        SAB Topic 13A. Additionally, it appears that you increased your allowance for doubtful
        accounts during this period. Please tell us how much of your total allowance at March
        31, 2011 applies to Beijing Shanghan.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Kevin Stertzel at (202) 551-3723 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

cc: Callie Jones, Esq.
        Vincent & Rees